UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

SWISSINSO HOLDING INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87101R 10 5

(CUSIP Number)

Michael Hirschberg, Esq. Reitler Kailas & Rosenblatt LLC 885 Third Avenue New York, New York 10022 (212) 209-3032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 87101R 10 5	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Frederic Strittmatter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (1)
14	TYPE OF REPORTING PERSON IN
(1)  Based on 78,599,287 outstanding shares of common stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

CUSIP No. 87101R 10 5	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS InsOglass Holding SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,000,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,000,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (1)
14	TYPE OF REPORTING PERSON CO
(1)  Based on 78,599,287 outstanding shares of common stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

CUSIP No. 87101R 10 5	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Rafic Hanbali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,000,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,000,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (1)
14	TYPE OF REPORTING PERSON IN
(1)  Based on 78,599,287 outstanding shares of common stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SwissINSO Holding Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is 590 Madison Avenue, 21st Floor, New York, New York 10022.

Item 2.     Identity and Background

(a)	This Statement is filed by Frederic Strittmatter, InsOglass Holding S.A. (“InsOglass”) and Rafic Hanbali (the “Reporting Persons”).

(b)
The business address of the Mr. Strittmatter and InsOglass is Fornache 8, 1029 Villars-Ste-Croix, Switzerland, and the business address of Mr. Hanbali is EPFL - Parc Scientifique, Building D, 3rd Floor, Avenue J.-D, Colladon, 1015 Lausanne Switzerland.

(c)	Mr. Strittmatter is the President of InsOglass and a director of the Company. Mr. Hanbali is the Chairman, President and Chief Executive Officer of the Company.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Strittmatter is a citizen of Switzerland, InsOglass was organized in Switzerland and Mr. Hanbali is a citizen of France.

Item 3.     Source and Amount of Funds or Other Consideration.

The 24,500,000 shares of Common Stock of the Company reported herein as being held by the Reporting Persons were acquired from Michel Gruering, the Company’s founder and former President, in a private transaction on November 25, 2011 for an aggregate purchase price of 100,000 Swiss Francs.  The source of funds for the purchase of the securities was the personal funds of Mr. Strittmatter and the working capital of InsOglass Holding SA.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Company reported herein solely for investment purposes.  Following the acquisition of such shares, the existing officers and directors of the Company resigned from their positions, and Mr. Hanbali was appointed Chairman, President and Chief Executive Officer of the Company, and Mr. Strittmatter was appointed a director of the Company.  Except for the foregoing and as otherwise set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

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Item 5.     Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own 24,500,000 shares of Common Stock of the Company, constituting 31.2% of the 78,599,287 outstanding shares of Common Stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

(b)           Mr. Strittmatter has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock of the Company reported herein as beneficially owned by him.  InsOglass and Mr. Hanbali have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock of the Company reported herein as beneficially owned by them.  In addition, Mr. Hanbali has the sole power to vote or direct the vote of additional shares of the Company’s Common Stock as described in Item 6. below.

(c)           The shares of Common Stock of the Company reported herein were all acquired in a private sale on November 25, 2011.  There were no other transactions in the Common Stock of the Company effected by the Reporting Persons during the sixty (60) days prior to the date of filing of this Schedule 13D.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Persons.

(e)           Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On December 17, 2011, Mr. Hanbali entered into a Voting Agreement and Proxy with Michel Gruering pursuant to which Mr. Gruering agreed to vote his 9,097,145 shares of Common Stock of the Company, and an additional 6,000,000 shares of Common Stock of the Company over which he has power of attorney, at any regular or special meeting of stockholders and on every action or approval by written consent in such manner as directed by Mr. Hanbali.

Item 7.     Material to be Filed as Exhibits.

Voting Agreement and Proxy dated December 17, 2011 by and between Michel Gruering and Rafic Hanbali.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2012

/s/ Frederic Strittmatter
Frederic Strittmatter

InsOglass Holding SA

By:/s/ Frederic Strittmatter
      Frederic Strittmatter

/s/ Rafic Hanbali
Rafic Hanbali

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